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                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                     FORM 3

            INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940


================================================================================
1. Name and Address of Reporting Person*

   McCuen, Samantha
--------------------------------------------------------------------------------
   (Last, First Middle)

   767 Fifth Avenue, 45th Floor
--------------------------------------------------------------------------------
   (Street)

   New York, New York  10153
--------------------------------------------------------------------------------
   (City, State  Zip)


================================================================================
2. Date of Event Requiring Statement (Month/Day/Year)

   May 10, 2000
================================================================================
3. IRS or Social Security Number of Reporting Person (Voluntary)


================================================================================
4. Issuer Name and Ticker or Trading Symbol

   Computer Outsourcing Services, Inc. (COSI)
================================================================================
5. Relationship of Reporting Person(s) to Issuer
   (Check all applicable)

   [ X ]   Director                             [ X ]   10% Owner
   [   ]   Officer (give title below)           [   ]   Other (specify below)


      --------------------------------------------------------------------

================================================================================
6. If Amendment, Date of Original (Month/Day/Year)


================================================================================
7. Individual or Joint/Group Filing  (Check applicable line)

   [ X ] Form Filed by One Reporting Person

   [   ] Form Filed by More than One Reporting Person

*    If the Form is filed by more than one  Reporting  Person,  see  Instruction
     5(b)(v)

================================================================================
             Table I -- Non-Derivative Securities Beneficially Owned
================================================================================

                                                                 3. Ownership Form:
                                      2. Amount of Securities       Direct (D) or
1. Title of Security                     Beneficially Owned         Indirect (I)       4. Nature of Indirect Beneficial Ownership
   (Instr. 4)                            (Instr. 4)                 (Instr. 5)            (Instr.5)
------------------------------------------------------------------------------------------------------------------------------------
(1)
------------------------------------------------------------------------------------------------------------------------------------
====================================================================================================================================

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

                          ================================================================================
                                        Table II -- Derivative Securities Beneficially Owned
                                   (e.g., puts, calls, warrants, options, convertible securities)
                          --------------------------------------------------------------------------------

                                                              3. Title and Amount of Securities
                                                                 Underlying Derivative Security
                                   2. Date Exercisable           (Instr. 4)
                                      and Expiration Date     ---------------------------------
                                      (Month/Day/Year)                                    Amount
                                   ----------------------                                 or
                                   Date       Expira-                                     Number
1. Title of Derivative             Exer-      tion                                        of
   Security (Instr. 4)             cisable    Date            Title                       Shares
-------------------------          -----------------------------------------------------------------------
(1) Series A Convertible           Immed.      May 10, 2007    Common Stock                781,639
    Preferred Stock
----------------------------------------------------------------------------------------------------------
(2) Common Stock Purchase          Immed.     May 10, 2007    Common Stock              1,257,523.2
    Warrants
----------------------------------------------------------------------------------------------------------
(3) Option to Buy Common           Immed.     May 10, 2007    Common Stock                372,500
    Stock
----------------------------------------------------------------------------------------------------------

                          --------------------------------------------------------------------------------
                                        Table II (cont.) -- Derivative Securities Beneficially Owned
                                   (e.g., puts, calls, warrants, options, convertible securities)
                          --------------------------------------------------------------------------------
                                                             5. Owner-
                                                                ship
                                                                Form of
                                                                Derivative
                                         4. Conver-             Security:
                                            sion or             Direct           6. Nature of
                                            Exercise            (D) or              Indirect
                                            Price of            Indirect            Beneficial
1. Title of Derivative                      Derivative          (I)                 Ownership
   Security (Instr. 4)                      Security            (Instr.5)          (Instr. 5)
--------------------------------------------------------------------------------------------------------
(1) Series A Convertible                    $38.125                I               Ms.   McCuen   is   a
    Preferred Stock                                                                Managing  Director of
                                                                                   Sandler       Capital
                                                                                   Management  which  is
                                                                                   the  General  Partner
                                                                                   of Sandler Investment
                                                                                   Partners,  L.P. which
                                                                                   is    the     General
                                                                                   Partner   of  Sandler
                                                                                   Capital  Partners  V,
                                                                                   L.P.,         Sandler
                                                                                   Internet    Partners,
                                                                                   L.P.    and   Sandler
                                                                                   Co-Investment
                                                                                   Partners,  L.P. which
                                                                                   directly beneficially
                                                                                   own  the   Series   A
                                                                                   Convertible Preferred
                                                                                   Stock.   Ms.   McCuen
                                                                                   disclaims  beneficial
                                                                                   ownership   of  these
                                                                                   securities.
--------------------------------------------------------------------------------------------------------
(2) Common Stock Purchase                   $ 0.01                 I               Ms.   McCuen   is   a
    Warrants                                                                       Managing  Director of
                                                                                   Sandler       Capital
                                                                                   Management  which  is
                                                                                   the  General  Partner
                                                                                   of Sandler Investment
                                                                                   Partners,  L.P. which
                                                                                   is    the     General
                                                                                   Partner   of  Sandler
                                                                                   Capital  Partners  V,
                                                                                   L.P.,         Sandler
                                                                                   Internet    Partners,
                                                                                   L.P.    and   Sandler
                                                                                   Co-Investment
                                                                                   Partners,  L.P. which
                                                                                   directly beneficially
                                                                                   own the Common  Stock
                                                                                   Purchase    Warrants.
                                                                                   Ms. McCuen  disclaims
                                                                                   beneficial  ownership
                                                                                   of these securities.
--------------------------------------------------------------------------------------------------------
(3) Option to Buy Common                    $25.00                 I               Ms.   McCuen   is   a
    Stock                                                                          Managing  Director of
                                                                                   Sandler       Capital
                                                                                   Management  which  is
                                                                                   the  General  Partner
                                                                                   of Sandler Investment
                                                                                   Partners,  L.P. which
                                                                                   is    the     General
                                                                                   Partner   of  Sandler
                                                                                   Capital  Partners  V,
                                                                                   L.P.,         Sandler
                                                                                   Internet    Partners,
                                                                                   L.P.    and   Sandler
                                                                                   Co-Investment
                                                                                   Partners,  L.P. which
                                                                                   directly beneficially
                                                                                   own the Option to Buy
                                                                                   Common   Stock.   Ms.
                                                                                   McCuen      disclaims
                                                                                   beneficial  ownership
                                                                                   of these securities.
--------------------------------------------------------------------------------------------------------

========================================================================================================

Explanation of Responses:




By:  /s/ Samantha McCuen                                         5/22/00
   ---------------------------------------------         -----------------------
   Samantha McCuen
      **Signature of Reporting Person                             Date

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.

     See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space is insufficient. See Instruction 6 for procedure.

       Alternatively,   this  form  is  permitted  to  be  submitted  to  the
       Commission in electronic format at the option of the reporting person pursuant to Rule 101(b)(4) of Regulation S-T.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB number.

SEC 1473 (7-96)